                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For  SUPPLEMENTAL DISCLOSURE
    ----------------------------------------------------------------------------

                  QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
         ------                                                          ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
     ------                            ------

                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Supplemental Disclosure

                            [QUEBECOR WORLD LOGO]


                              QUEBECOR WORLD INC.
                            SUPPLEMENTAL DISCLOSURE
   As furnished to the Securities and Exchange Commission on October 29, 2001


                          FINANCIAL GUIDANCE FOR 2001
                                      AND
                    PRELIMINARY FINANCIAL GUIDANCE FOR 2002




                     FOR PUBLIC RELEASE ON OCTOBER 29, 2001

          http://www.quebecorworld.com/htmen/9_0/pdf/SuppGuidance.pdf

QUEBECOR WORLD
--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE:  OCTOBER 29, 2001


                                                                            Page

      1.    Introduction                                                     1
     ---------------------------------------------------------------------------
      2.    2001 Financial Guidance                                          2
     ---------------------------------------------------------------------------
      3.    2002 Business Outlook                                            3
     ---------------------------------------------------------------------------
      4.    2002 Preliminary Guidance                                        4
     ---------------------------------------------------------------------------

CERTAIN INFORMATION INCLUDED IN THIS DOCUMENT IS FORWARD-LOOKING AND IS SUBJECT TO IMPORTANT RISK AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL RESULTS OR EVENTS. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE IMPACT OF TECHNOLOGICAL AND MARKET CHANGE; THE ABILITY OF QUEBECOR WORLD INC. TO INTEGRATE THE OPERATIONS OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; GENERAL INDUSTRY AND MARKET CONDITIONS AND GROWTH RATES, INCLUDING INTEREST RATE AND CURRENCY EXCHANGE FLUCTUATIONS; AND THE IMPACT OF CONSOLIDATION IN THE PRINTING INDUSTRY.

ALL DOLLAR AMOUNTS IN US DOLLARS UNLESS OTHERWISE NOTED.

1.  INTRODUCTION

On October 9th, 2001 Quebecor World provided revised earnings guidance for the third quarter and full year 2001. This document serves to confirm the Company's October 9th guidance range for full year 2001, and the implied guidance range for fourth quarter, 2001. In addition, management is providing herein preliminary earnings guidance for 2002.

For the fourth quarter 2001, the Company expects diluted earnings per share to be in the range of $0.42 to $0.52 and reaffirms full year guidance of between $1.55 and $1.65. Given existing market conditions, management currently expects earnings for the year to be at the lower end of the range.

For the full year 2002 management of Quebecor World is issuing preliminary financial guidance, subject to review as visibility of market conditions improve. The purpose of this preliminary guidance is to discuss the Company's business planning assumptions.

There is little visibility of the general economic environment and print markets for 2002 . The objective of Quebecor World management in providing preliminary financial guidance for the year 2002 is to share with the investment community some of the business planning assumptions we will use to govern ourselves in these difficult times. On a positive note, it should be noted that Quebecor World expects to generate almost $2 per share of cash earnings in probably the most difficult market for print media companies in 25 years. Management is confident in its ability to deliver this type of performance following its decision to implement restructuring initiatives that will enable the Company to further improve returns through larger and more specialized facilities.

Management of Quebecor World is assuming that the existing difficult market conditions will continue for the first half of 2002. On that basis, for the full year 2002 it expects diluted earnings per share to be in the range of between $1.85 and $2.00, inclusive of the benefits of the restructuring initiatives announced October 9, 2001 and to be implemented during the next six months. Year 2002 earnings per share, for this preliminary financial guidance, reflect the adoption of FAS 142 and CICA 3062 relating to the amortization of goodwill.

2.  2001 FINANCIAL GUIDANCE

On October 9th, Quebecor World disclosed that earnings per share for the full year 2001 were expected to range from a low of $1.55 to a high of $1.65. As market conditions continue to deteriorate, management now confirms its earlier guidance, expecting diluted earnings per share to be at the lower end of the range provided on October 9th, 2001.

US millions except per share data   Sept. 30 YTD     Q4 2001      2001 Full year
                                       Actual        Estimate         Estimate
--------------------------------------------------------------------------------
Revenues                              $4,700          $1,550          $6,250
Earnings per share 1,2                 $1.13      $0.42 - $0.52    $1.55 - $1.65


1 BEFORE RESTRUCTURING AND OTHER CHARGES.
2 DILUTED EARNINGS PER SHARE

3.  2002 BUSINESS OUTLOOK

In light of the continuing difficult economic environment, exacerbated by the events of September 11th, Quebecor World announced on October 9th, 2001 the following:

   - A revised earnings outlook for the Third Quarter and Full Year 2001

   - The implementation of restructuring initiatives (the 2001 Restructuring
     Plan) which will result in the recognition of Restructuring and other charges of approximately $225 million pre-tax in the Fourth Quarter of 2001

As a result of the above-mentioned factors, there continues to be limited visibility into the year 2002.

Management of Quebecor World has established working assumptions for the year 2002 in terms of business planning. These assumptions will be subject to periodical review as visibility improves into the year 2002.

Management of Quebecor World currently expects a continuing deterioration of the U.S. and global economy in the first six months of the year 2002.

No recovery of print market conditions is expected in the first half of the year 2002, which may result in lower diluted earnings per share for the first six months of 2002 compared with the year 2001.

4.  2002 PRELIMINARY GUIDANCE


Based upon the Working Assumptions identified above, Management expects earnings per share for full year 2002 to be similar to 2001, inclusive of the benefits related to restructuring initiatives to be implemented during the next six months under the 2001 Restructuring Plan announced on October 9th, 2001.

Earnings per Share 1,2              Q1               Q2               Q3               Q4             Year
                                  Actual           Actual           Actual          Estimate        Estimate
-----------------------------------------------------------------------------------------------------------------
2001                              $0.27            $0.41            $0.46       $0.42 - $0.52     $1.55 - $1.65
2002 Preliminary Guidance 3                                                                       $1.85 - $2.00
-----------------------------------------------------------------------------------------------------------------



Cash Earnings per Share 1,2         Q1               Q2               Q3               Q4             Year
(For Information Purposes Only)   Actual           Actual           Actual          Estimate        Estimate
-----------------------------------------------------------------------------------------------------------------
2001                              $0.38            $0.51             $0.57        $0.53 - $0.63    $1.97 - $2.07
-----------------------------------------------------------------------------------------------------------------

1 BEFORE RESTRUCTURING AND OTHER CHARGES.
2 DILUTED EARNINGS PER SHARE
3 BEFORE AMORTIZATION OF GOODWILL (REFLECTS ADOPTION OF FAS 142 AND CICA 3062
  EFFECTIVE JANUARY 1, 2002)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.



                       By:     /s/ Michael Young
                               -----------------------------------------------
                       Name:         Michael Young
                       Title:        Vice President and Corporate Controller



Date: October 29, 2001